BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer                   Mailing
Address:
Vice President                         P.O. Box 318
Telephone: 212-250-4599                Church Street
Station
                                       New York, NY 10008
                                       February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Advocate Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing

submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,

                                        Damian P. Reitemeyer





Enclosures

            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                         SCHEDULE 13G
         Under the Securities Exchange Act of
                    1934 (Amendment No.  1 )*
                             ____
                        Advocate Inc.
          _____________________________________
                      NAME OF ISSUER:
             Common Stock (Par Value - $0.01)
          _____________________________________

               TITLE OF CLASS OF SECURITIES
                       007586100
          _____________________________________
                     CUSIP NUMBER


     Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
     Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
               (Continued on following page(s))
                    Page 1 of 7 Pages

CUSIP No. 007586100                     Page 2 of 7 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust New York Corporation and its wholly-owned
     Subsidiary, Bankers Trust Company, as Trustee for various employee benefit plans 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust New York Corporation and Bankers
     Trust Company are both New York Corporations.

 NUMBER OF     5. SOLE VOTING POWER
  SHARES

BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY

  EACH         7. SOLE DISPOSITIVE POWER
REPORTING




CUSIP No. 007586100                     Page 3 of 7 Pages


 PERSON        8. SHARED DISPOSITIVE POWER
  WITH



9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN

SHARES *



11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK

CUSIP No. 007586100                     Page 4 of 7 Pages


Item 1(a)    NAME OF ISSUER:

             Advocate Inc.

Item 1(b)    ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE
OFFICES:

          7108 Crossroads Blvd., Suite 313
          Brentwood, TN  37027

Item 2(a)    NAME OF PERSON FILING:
     Bankers Trust New York Corporation, and its wholly-owned subsidiary Bankers Trust Company, as Trustee for various employee benefit plans.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

Bankers Trust New York Corporation and Bankers Trust Company, as
Trustee for various employee benefit plans, are both corporations incorporated in the State of New York with their principal business offices located in New York.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

     Common Stock (Par Value - $0.01), of Advocate Inc.

Item 2(e)    CUSIP NUMBER:

             007586100













CUSIP No. 007586100                     Page 5 of 7 Pages

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

(g)   [X] Parent Holding Company, in accordance with
                Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company


      (b) [X] Bank as defined in section 3(a)(6) of the Act.

Item 4       OWNERSHIP:
             (a)  Amount Beneficially Owned:


             (b)  Percent of Class:


             (c)  Number of shares as to which the Bank
                   has:

             (i)  sole power to vote or to direct the
                    vote -
            (ii)  shared power to vote or to direct the
                    vote -




CUSIP No. 007586100                     Page 6 of 7
Pages



          (iii)  sole power to dispose or to direct the
                   disposition of -

           (iv)  shared power to dispose or to direct
                   the disposition of -


Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A

CLASS:

             [X]

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON
BEHALF OF ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable


CUSIP No. 007586100                     Page 7 of 7 Pages


Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1995

Signature:  Bankers Trust New York Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.
Title:           Secretary



                 EXHIBIT TO ITEM 7
The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company